UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

The Board of Directors of ICICI Life Insurance Limited (ICICI Life), at its meeting held today, took on record the resignation tendered by Mr. Anup Bagchi (DIN: 00105962) as the Managing Director & CEO of ICICI Life with effect from the close of business hours of October 13, 2026. It also approved the appointment of Mr. Sidharatha Mishra (DIN: 06524169) as its Managing Director & CEO with effect from October 14, 2026 or the date of receipt of Insurance Regulatory and Development Authority of India approval, whichever is later, for a period of five consecutive years, subject to requisite approvals.

As part of the transition, the Board of ICICI Life has also approved the appointment of Mr. Sidharatha Mishra as the Chief Operating Officer of ICICI Life with effect from October 6, 2026.

The disclosure filed by ICICI Life is attached as Annexure.

Pursuant to the above, Mr. Sidharatha Mishra will be transferred from ICICI Bank Limited (the Bank) to ICICI Life and will be relieved from his responsibilities at the Bank from the close of business hours of October 5, 2026 and consequently, shall cease to be a Senior Management Personnel of the Bank on that date.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

October 2, 2026

Listing Department BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	Listing Department National Stock Exchange of India Limited ‘Exchange Plaza’ Bandra-Kurla Complex Bandra (East), Mumbai 400 051

Dear Sir/Madam,

Scrip Code: Equity (BSE: 540133/NSE: ICICIPRULI) Debt (NSE: ICPR34, ICPR35)

Ref: Change in Directorate – Disclosure as per Regulation 30 and 51 of the SEBI (Listing Regulations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’)

The Board of Directors (the Board), on the recommendation of the Board Nomination and Remuneration Committee (BNRC), at their meeting held today, noted the resignation of Mr. Anup Bagchi as Managing Director and Chief Executive Officer, with effect from close of business hours on Tuesday, October 13, 2026.

The Board have placed on record their appreciation of Mr. Bagchi’s contribution to the growth and success of ICICI Group over the last three decades across a variety of roles. During his tenure at ICICI Life, Mr. Bagchi has successfully steered the Company to emerge as a resilient franchise.

Further, the Board, based on the recommendation of BNRC, inter-alia, approved the following matters:

•	Appointment of Mr. Sidharatha Mishra, as the Chief Operating Officer, with effect from October 6, 2026.

•	Appointment of Mr. Sidharatha Mishra (DIN: 06524169), as an Additional Director and Managing Director & CEO, with effect from October 14, 2026, or date of approval of the Insurance Regulatory and Development Authority of India, whichever is later for a period of five consecutive years, subject to requisite approvals.

Consequent to the resignation, Mr. Anup Bagchi ceases to be Key Managerial Personnel for the purpose of determining materiality of an event or information and for the purpose of making disclosures to stock exchange(s) under Regulation 30(5) of the Listing Regulations.. The letter of resignation of Mr. Anup Bagchi is enclosed as Annexure I.

The requisite disclosures as per Regulation 30 and 51 read with Schedule III of Listing Regulations alongwith the details as required under Para A (7) of Part A of Schedule III of SEBI (Listing Regulations) read with SEBI Master Circular dated January 30, 2026 are enclosed herewith as Annexure II.

Mr. Sidharatha Mishra is not debarred from holding the office of Director pursuant to any SEBI Order or Order of any such authority.

The Board meeting commenced today at 1:45 p.m. and concluded at 2:15 p.m.

ICICI Life Insurance Limited
(Formerly known as: ICICI Prudential Life Insurance Company Limited)
Regd. Office: ICICI Prulife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400025, India.
Phone: +91 22 4039 1600 | Email: corporate@iciciprulife.com | Visit us at www.iciciprulife.com | CIN: L66010MH2000PLC127837

Kindly take the above information on records.

This intimation may also be accessed at www.iciciprulife.com.

Thanking you,

Yours sincerely,

For ICICI Life Insurance Limited

(Formerly known as ICICI Prudential Life Insurance Company Limited)

Priya Nair

Company Secretary

ACS 17769

Encl.: As above

CC: Axis Trustee Services Limited, Debenture Trustee

ICICI Life Insurance Limited
(Formerly known as: ICICI Prudential Life Insurance Company Limited)
Regd. Office: ICICI Prulife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400025, India.
Phone: +91 22 4039 1600 | Email: corporate@iciciprulife.com | Visit us at www.iciciprulife.com | CIN: L66010MH2000PLC127837

Annexure I

October 1, 2026

To,

The Board of Directors

ICICI Life Insurance Limited

Dear Sir and Madam,

Subject: Resignation

I, do and hereby, tender my resignation as Managing Director and CEO of ICICI Life Insurance Limited (the Company), with effect from close of business hours on October 13, 2026, as I wish to pursue a new career opportunity outside the organization.

I remain committed to supporting the transition in every possible way and ensuring that all responsibilities are handed over smoothly.

I take this opportunity to thank the Board of Directors, entire ICICI Group, the Management team, and all stakeholders of the Company for this incredible journey and trust placed in me over the past years.

Thanking you, Yours sincerely,

Anup Bagchi

DIN: 00105962

Annexure II

Sr. No.	Particulars	Description
1	Reasons for change viz. appointment, re-appointment, resignation, removal, death or otherwise

Mr. Anup Bagchi has resigned as Managing Director and CEO, with effect from close of business hours on October 13, 2026

Mr. Sidharatha Mishra has been appointed as the Chief Operating Officer, with effect from October 6, 2026.

Further, Mr. Mishra has been appointed as the Additional Director and Managing Director & CEO, with effect from October 14, 2026, or date of approval of the Insurance Regulatory and Development Authority of India, whichever is later for a period of five consecutive years, subject to requisite approvals.

2	Date of appointment/re-appointment/cessation (as applicable) and term of appointment/re-appointment	Please refer Point no. 1. above.
3	Brief Profile (in case of appointment)

Mr. Sidharatha Mishra holds a bachelor’s degree in science and a postgraduate diploma in management with a specialization in finance from Utkal University, Bhubaneswar.

Mr. Mishra has over 26 years of experience in the banking sector. He presently heads the digital channels & partnerships, voice channel, customer service, NRI & IFIG groups of ICICI Bank Limited.

4	Disclosure of relationships between Directors (in case of appointment of a director)	None of the Directors are inter-se related to Mr. Sidharatha Mishra.

ICICI Life Insurance Limited
(Formerly known as: ICICI Prudential Life Insurance Company Limited)
Regd. Office: ICICI Prulife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400025, India.
Phone: +91 22 4039 1600 | Email: corporate@iciciprulife.com | Visit us at www.iciciprulife.com | CIN: L66010MH2000PLC127837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 2, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India